REII INCORPORATED AND SUBSIDIARY


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue Sources

The Company generates revenue primarily from the rental of residential property, representing approximately 85% of total revenues and real estate management services and commissions, representing approximately 15% of total revenues. The Company plans to increase revenues by acquiring existing and/or developing new residential properties and commercial real estate.

Financial Condition and Liquidity

The Company's long-term debt to capital (long-term debt and stockholders' equity) ratio at December 31, 2001 and 2000 was 91.6% and 95.8%, respectively.

The Company's source of working capital is from rental operating activities and prior capital contributions from stockholders. The Company has not borrowed any moneys from financial institutions for working capital needs. All debts of the Company are first mortgages on income producing properties.

Net cash provided by operating activities for 2001 was $20,940, compared to $154 and negative $4,161 in 2000 and 1999, respectively. The negative cash flow in 1999 was primarily due to payment of current liabilities. The increase in 2001 was primarily due to the increase in commission revenues.

Market Risk and Contingent Liabilities

The Company is exposed to financial market risk due to changes in interest rates. The Company does not engage in speculative or leveraging transactions, nor does it hold or issue financial instruments for trading purposes.

The nature and amount of the Company's debt may vary as a result of future business requirements, market conditions and other factors. Currently, all of the Company's debts are first mortgages, collateralized by the respective income producing properties. Fluctuations in interest rates may affect the fair value of the Company's debt. At December 31, 2001 and 2000, the carrying value of long-term debt, including the current portion, approximated fair value based upon current market rates for the same or similar debt issues.

Management of the Company believes that there are no commitments, uncertainties, or contingent liabilities that will have a materially adverse effect on the consolidated financial position or operations of the Company and is of the opinion that inflation has not and will not have a material effect on operations.



REII INCORPORATED AND SUBSIDIARY


Capital Expenditures, Dispositions, and Financing Requirements

The Company acquired 100% of the issued and outstanding common shares of Ricketts Enterprises of Naples, Inc. ("RENI") on March 15, 2000.
RENI was formed on December 7, 1999 under the law of the State of Florida by two of REII's stockholders, Garfield Ricketts, a 62% stockholder and Una Ricketts, a 15% stockholder, for the purpose of acquiring seven (7) rental real estate properties formerly owned by Garfield Ricketts.
RENI's purchase price of $975,500 was based on the total market value of the seven (7) properties, established by an independent appraiser.

In the fourth quarter of 2000, the Company sold three of the RENI subsidiary properties to independent third parties and recorded a loss on the sale in the amount of $17,454. In 2001, the Company sold two of the properties to independent third parties; transferred one to the Company's wholly owned subsidiary, Ricketts Enterprises International, Inc.; and transferred one back to Garfield Ricketts. The Company recorded a loss on the disposal of assets in 2001 of $16,441. The RENI subsidiary was subsequently dissolved in 2001.

In the third quarter of 2001, the Company sold three parcels of land held for investment for $65,174. The land had a cost basis of $24,000. The proceeds of the sale were used to pay down mortgages on revenue producing assets.

Capital expenditures for improvements to income producing properties during 2001 totaled $9,701, compared to $25,386 and $4,437 in 2000 and 1999, respectively.

Capital expenditures for office equipment additions during 2001 totaled $991, compared to $529 and $1,643 in 2000 and 1999, respectively.

Net cash used in financing activities for 2001 was $179,960, as compared to net cash used in 2000 of $119,612 and net cash provided in 1999 of $24,687. Fluctuations include changes in amounts due to Garfield Ricketts, majority stockholder, for collection of rents on his personal properties; proceeds from the refinancing of two mortgages in 1999; and the repayment of mortgages.

The Company will require funds to acquire additional income producing properties and/or real estate related entities. The Company will seek to borrow funds from financial institutions or raise money through the offering of its common stock. Management believes that the Company can continue to operate and meet its obligations via working capital from operating and financing activities.


REII INCORPORATED AND SUBSIDIARY
_________________________________________________________________________

Results of Operations

The following table sets forth for the periods indicated, the percentages which selected items in the Company's Statements of Operations bear to total revenues:
__________________________________________________________________________

                                           Years Ended December 31,
                                          2001       2000        1999
__________________________________________________________________________

Revenues

Rental Income                             82.5%       91.8%       79.3%
Management Services                        8.2%        8.2%       17.3%
Commissions                                9.3%        0.0%        3.4%
__________________________________________________________________________
Total Revenues                           100.0%      100.0%      100.0%
__________________________________________________________________________

Expenses
Direct Expenses:
Depreciation                              19.4%       25.3%       18.2%
Interest                                  34.6%       52.5%       32.3%
Real Estate Taxes and Insurance           17.6%       16.0%       16.4%
Repairs and Maintenance                    8.0%       16.6%       10.6%
Other Direct Expenses                      4.4%        4.7%        5.8%
__________________________________________________________________________
Total Direct Expenses                     84.0%      115.1%       83.3%
__________________________________________________________________________

General and Administrative Expenses:
Depreciation and Amortization              1.2%        1.0%       13.6%
Occupancy Expenses                         6.5%        1.6%        6.9%
Other General and Administrative Expenses 14.1%        15.5%      27.7%
__________________________________________________________________________
Total General and Administrative Expenses 21.8%        18.1%      48.2%
__________________________________________________________________________
Total Expenses                           105.8%       133.2%     131.5%
__________________________________________________________________________

Loss Before Other Income and (Expenses)  (5.9)%      (33.2)%     31.5)%


Other Income and (Expenses)
Interest and Other Income                  0.1%         0.1%       0.1%
Gain on Sale of Land Held for Investment  23.4%         0.0%       0.0%
Loss on Sale of Revenue Producing Assets (9.3)%        (8.2)%      0.0%
__________________________________________________________________________
Income (Loss) Before Provision for Taxes   8.3%       (41.3)%    (31.4)%
Provision for Taxes                        0.0%          0.0%       0.0%
__________________________________________________________________________
Net Income (Loss)                          8.3%        41.3)%    (31.4)%
__________________________________________________________________________



REII INCORPORATED AND SUBSIDIARY
__________________________________________________________________________

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

Net Income (Loss)
The Company reported net income of $14,651 in 2001 compared to a net loss of $88,014 in 2000. The increase in net income for 2001 was primarily due to a gain on the sale of land held for investment purposes and an increase in commission revenues. The net loss in 2000 was primarily due to expenses incurred to acquire additional revenue producing assets, expenses incurred to dispose of revenue producing assets, and depreciation and maintenance of the revenue producing assets.

Revenues
Total revenues for 2001 decreased by $37,386 (17.5%) to $175,901 from $213,287 for 2000. The decrease was due primarily to a reduction in rental income due to the disposal of the RENI subsidiary properties.

Direct Expenses
Direct expenses for 2001 decreased by $97,658 (39.8%) to $147,856 (84.0%
of total revenues) from $245,514 (115.1% of total revenues) for 2000. The decrease was due primarily to the disposal of the RENI subsidiary properties.

General and Administrative Expenses
General and administrative expenses remained fairly constant, totaling $38,345 (21.8% of total revenues) for 2001 and $38,619 (18.1% of total revenues) for 2000.

Other Income and Expenses
The Company reported other income from continuing operations of $24,951 in 2001, which included $218 in interest income. The remainder consisted of the net gain on the disposal of income producing properties of the RENI subsidiary and land held for investment. In 2000, the Company reported $286 in interest income and $17,454 in other expenses, which consisted of the net loss on the disposal of the RENI subsidiary income producing properties.

Income Taxes
There was no provision for income tax in 2001 or 2000. In 2001, the Company had sufficient net operating loss carryforwards to offset the net income of $14,651. The Company was operating at a loss during 2000.



REII INCORPORATED AND SUBSIDIARY
_________________________________________________________________________

Year Ended December 31, 2000 Compared With Year Ended December 31, 1999

Net Loss
The Company reported a net loss of $88,014 in 2000 compared to a net loss of $45,850 in 1999. The losses were primarily due to expenses incurred to acquire additional revenue producing assets, expenses incurred to dispose of revenue producing assets, depreciation and maintenance of the revenue producing assets, and the write off in 1999 of organizational costs in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5 on reporting the costs of start-up activities.

Revenues
Total revenues for 2000 increased by $67,315 (46.1%) to $213,287 from $145,972 for 1999. The increase was due primarily to the additional rental income received from the acquisition of seven (7) rental properties, which were acquired in March 2000.

Direct Expenses
Direct expenses for 2000 increased by $123,945 (102.0%) to $245,514 (115.1% of total revenues) from $121,569 (83.3% of total revenues) for 1999. The increase was due primarily to the acquisition of rental properties in March 2000 and significant repairs made to them.

General and Administrative Expenses
General and administrative expenses for 2000 decreased by $31,769 (45.1%) to $38,619 (18.1% of total revenues) from $70,388 (48.2% of total revenues) for 1999. The decrease was due primarily to fees paid to refinance two mortgages in 1999 that were not incurred in 2000, write off of organizational costs in 1999 in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5 on reporting the costs of start-up activities that was not incurred in 2000, and the elimination in 2000 of office rent expense included in occupancy expenses due to the acquisition of the office building in March 2000.

Other Expenses
Other expenses increased to $17,454 (8.2% of total revenues) in 2000 from $-0- (0.0% of total revenues) in 1999 due to the loss incurred on the sale of revenue producing assets.

Income Taxes
There was no provision for income tax in 2000 or 1999 because the Company was operating at a loss during both years.